

December 21, 2011

Via E-mail
Mr. Darren R. Wells
Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

> **Re: The Goodyear Tire & Rubber Company**
> **Form 10-K**
> **Filed February 10, 2011**
> **File No. 1-1927**

Dear Mr. Wells:

We have reviewed your response and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

19. Commitments and Contingent Liabilities, page 112

1. We have read your response to comment 1 in our letter dated December 1, 2011. You have told us that you have concluded that the amounts related to your warranty experience as of and for the years ended December 31, 2010 and 2009 were not material to your consolidated financial statements and therefore you did not include the full disclosure referred to in ASC 460-10-50-8c. We note that your warranty expense for 2010 has a 163% impact to your pre-tax income. Please either provide to us your materiality assessment or disclose in future filings the amount of the warranty expense and payments for the year so that readers may understand the gross activity related to your warranties.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief